SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34665; File No. 812-15320

MSD Investment Corp., et al.

August 5, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to amend a previous order granted by the Commission that permits certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: MSD Investment Corp., MSD Partners, L.P., MSD Credit Opportunity Master Fund, L.P., MSD Credit Opportunity Master Fund II, L.P., MSD Credit Opportunity Fund, L.P., MSD Credit Opportunity Fund (Cayman), L.P., MSD Credit Opportunity Fund, Ltd., MSD Debt REIT Holdings, L.P., MSDC EIV, LLC, MSD EIV Private, LLC, MSD RCOF TRS, LLC, MSD RCOF TRS (Cayman) LTD., MSD Real Estate Credit Opportunity Fund L.P., MSD Real Estate Credit Opportunity Fund-C L.P., RCOF-C Intermediate (Cayman), L.P., RCOF-C Intermediate, L.P., MSD Special Investments Fund, L.P., MSD SIF Holdings, L.P., MSD Special Investments Fund (Cayman), L.P., MSD SIF (Cayman), L.P., MSD Alpine Credit Opportunity Fund, LP, MSD SBAFLA Fund, L.P., MSD UK Holdings Limited, MSD UK

Holdings Ltd, MSD UK Aggregator Fund, LLC, MSD PCOF SMA 1, LLC, MSD PCOF SMA 2, LLC, MSD RCOF SMA 1, LLC, MSD RCOF SMA 2, LLC, MSD Private Credit Opportunity Master (ECI) Fund 2, L.P., MSD Private Credit Opportunity Master Fund 2, L.P., MSD Private Credit Opportunity Fund 2, L.P., MSD Private Credit Opportunity Fund (Cayman) 2, L.P., MSD Private Credit Opportunity Fund (Cayman) II, L.P., Intermediate Fund PCOF 2, LLC, MSD PCOF Fund 2, Ltd, Onshore Intermediate Fund PCOF 2, LLC, MSD Onshore PCOF Fund 2, Ltd, MSD Private Credit Opportunity Master (ECI) Fund, L.P., MSD Private Credit Opportunity Master (ECI) Fund II, L.P., MSD Private Credit Opportunity Master Fund, L.P., MSD Private Credit Opportunity Fund, L.P., MSD Private Credit Opportunity Fund (Cayman), L.P., MSD Private Credit Opportunity Fund II, L.P., MSD BDC SPV I, LLC, MSD Real Estate Credit Opportunity Fund II-C, L.P., MSD Real Estate Credit Opportunity Fund II, L.P., MSD Credit REIT Holdings II, L.P., MSD Special Investments Fund (Cayman) II, L.P., and MSD Special Investments Fund II, L.P.

Filing Dates: The application was filed on April 14, 2022, and amended on July 8, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should be received by the Commission by 5:30 p.m. on, August 30, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Robert Simonds, MSD Partners, L.P., at bsimonds@msdpartners.com, and Steven B. Boehm, Esq., Anne G. Oberndorf, Esq., and Payam Siadatpour, Esq., Eversheds Sutherland (US) LLP, at anneoberndorf@eversheds-sutherland.us.

FOR FURTHER INFORMATION CONTACT: Kieran G. Brown, Senior Counsel, or Terri Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended and restated application, dated July 8, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,
Deputy Secretary.